                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB12G

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                         INFINITY PRODUCTS INCORPORATED
 ------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

               NEVADA                                    98-0190739
 --------------------------------------------- --------------------------------
       (State or other jurisdiction of                 (IRS Employer
        incorporation or organization)               Identification No.)

           1765 Duchess Avenue, Suite M-2
             West Vancouver, BC Canada                         V7V1P8
 ------------------------------------------------------- ----------------------
      (Address of Principal Executive Offices)               (Zip Code)

                                  604/489-4919
 ------------------------------------------------------------------------------
                (Issuer's telephone number, including area code)

      Securities to be registered under Section 12(b) of the Exchange Act:

        Title of Each Class                Name of Each Exchange on Which
        to be So Registered                Each Class is to be Registered
----------------------------------     ----------------------------------------
              None                                     None
----------------------------------     ----------------------------------------

      Securities to be registered under Section 12(g) of the Exchange Act:

                    Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

-------------------------------------------------------------------------------

PART I

ITEM 1. DESCRIPTION OF BUSINESS........................................................3

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.....................16

ITEM 3. DESCRIPTION OF PROPERTY.......................................................19

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................20

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..................21

ITEM 6. EXECUTIVE COMPENSATION........................................................23

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................25

ITEM 8. DESCRIPTION OF SECURITIES.....................................................26

PART F/S..............................................................................27

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON COMMON EQUITY; OTHER MATTERS....................50

ITEM 2. LEGAL PROCEEDINGS.............................................................51

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................................51

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.......................................51

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.....................................52

PART III

ITEM 1. INDEX TO EXHIBITS.............................................................54

ITEM 2. DESCRIPTION OF EXHIBITS.......................................................54

SIGNATURE.............................................................................54

                                     PART I
                                  ALTERNATIVE 3

                           FORWARD-LOOKING STATEMENTS

         In addition to historical information, this Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and the company desires to fall within the "safe harbor" provisions thereof. This statement is included herein for the express purpose of availing the company of the protections of such safe harbor with respect to all of the forward-looking statements contained herein. Such forward-looking statements reflect the current views of the company and its management with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ substantially from historical results or anticipated results. The words "anticipates," "believes," "expects," "intends," "future," "projected," "plans," "planned," "objective" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which are applicable only as of the date of this registration statement. The company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

ITEM 1.

DESCRIPTION OF BUSINESS
Item 101 of Regulation S-B

BUSINESS DEVELOPMENT

The Infinity Products, Inc. ("Infinity") was organized under the laws of the state of Nevada on October 10, 1997, to purchase certain patents relating to a novelty product. We are a development stage company that has experienced recurring losses on operations. We have also had difficulty generating sufficient cash flow to meet our obligations and implement our business plan. For these reasons, our independent certified public accountants have issued a "going concern" opinion that our capital deficiencies raise substantial doubt about our ability to continue in business.

Since our initial organization, we have conducted limited business operations. On February 5, 1998, Infinity signed an agreement with 465628 BC Ltd., a British Columbia corporation ("BC Limited"), to acquire various patents owned by BC Limited relating to a novelty product that has been marketed under the name "Towel Buddy." BC Limited's offices are located at 5687 Yew Street, Vancouver, British Columbia, Canada V6M 3Y2. BC Limited acquired the rights to the patents from Ron and Pamela Verge of Nova Scotia, Canada, pursuant to an Agreement of Purchase and Sale dated June 1, 1997 for $29,999 Canadian. Mr. and Mrs. Verge were issued United States patent number 5,419,477 and Canadian patent number 2,108,046.

Infinity agreed to acquire the patents in exchange for $50,000 and 500,000 shares of Infinity's common stock. The first payment of $5,000 was due within 30 days after Infinity's shares being quoted on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers and additional payments of $5,000 were to be made monthly thereafter.

Due to changes in the listing requirements for the OTC-BB, BC Limited has agreed to postpone the initial payment until after Infinity's Common Stock is quoted in the "Pink Sheets" published by the National Quotation Bureau. Infinity advanced $8,398.31 to BC Limited, and on June 29, 1998, Infinity and BC Limited amended their agreement to provide that the advance would be applied to the initial payment and the first monthly payment. Therefore, as of the date of this registration statement, the initial payment had been paid, and the first monthly payment to BC Limited has been reduced to $1,601.69. Infinity issued 500,000 shares of its common stock to BC Limited on February 5, 1998. In the event Infinity fails to make use of the patents, the ownership of the patents will revert to BC Limited.

PRINCIPAL PRODUCTS AND SERVICES

Infinity has acquired the intellectual property rights to a novelty item being marketed under the name "Towel Buddy." The Towel Buddy is a retractable towel enclosed within a water resistant pouch that can be attached to a variety of devices, including a golf bag, boat, or vehicle. The retractable towel is made from 100% cotton and is machine washable.

Management believes the Towel Buddy would generate strong sales as a golf accessory. In addition, management believes the Towel Buddy's convenience, ease-of-use and versatility also make it an attractive product. For instance, the Towel Buddy can be adapted for use in many other outdoor and recreational sports besides golf.

The Towel Buddy's design is patented in the United States and Canada. Management believes these patents will assist the Company in establishing and maintaining an advantage over competitors.

DISTRIBUTION METHODS

Initially, management intends to market the Towel Buddy as a golf accessory. Management believes that the size of the market and the popularity of golf makes the golf accessory market a lucrative business. The golf accessory market is supplied by many types of distribution channels, including: retail, catalog, and custom order. Management intends to market the Towel Buddy with a multi-channel distribution scheme utilizing:

         1.     Major Retail Outlets.
         2.     Major Sporting Goods Chains.
         3.     Home Shopping Networks.
         4.     Major Corporation Premium Sales (e.g., Beer Companies).
         5. Golf Courses (approximately 10,000 courses in the United States and Canada) and Tournaments.
         6.     Sponsorship / Licensing of Famous Golfer.
         7.     Catalog Companies.
         8.     Representatives of the Golf Industry.
         9.     Internet Sales through a Towel Buddy Web Site.
         10.    Direct Toll-Free Telephone Sales.
         11.    Trade Shows.

By combining these distribution channels with a highly visible and widespread advertising and promotional campaign in markets as vast as the United States and Canada, management believes the Towel Buddy could generate substantial sales. In order to effectively handle all aspects of product distribution on this scale, management intends to divide Infinity into two divisions - retail and in-house.

As of the date of this registration statement, management had sent samples of the Towel Buddy to a limited number of golf stores in Canada. Infinity has not yet received any orders for the Towel Buddy.

Infinity's retail division would be responsible for marketing the Towel Buddy to retail stores, golf stores, golf courses, and catalog companies. The primary goal of the retail division would be to have the Towel Buddy available at every golf course. The retail division would also be responsible for golf course promotions.

In addition to its retail division, Infinity intends to use distributors to market the Towel Buddy. As of the date of this registration statement, Infinity was negotiating with two distribution companies, Oceanic Trading Company Ltd., 222 Woodland Drive, Vancouver, British Columbia V5L 3P5 ("Oceanic") and Sterling Sports Inc., #2 Garnnett Drive, White Plains, New York 10604 ("Sterling"). Sterling's territory covers the Northeastern United States, and Oceanic's territory covers the Canadian provinces.

Our in-house division would be responsible for processing special orders, premium market sales, golf course tournament sales and inventory tracking. In addition the in-house division would be responsible for trade show set-up and the processing of orders received from the toll-free telephone number, the Towel Buddy Internet web site, and home shopping sales.

In order to meet large volume orders, it is anticipated that primary manufacturing will take place outside of North America. Infinity is negotiating a manufacturing and distribution agreement with Oceanic pursuant to which Oceanic would manufacture the Towel Buddy for sale in the United States and Canada, and Oceanic would distribute the Towel Buddy to golf courses in Canada.

The Company has received prototypes and samples from Oceanic and has sent the samples to various distributors in Canada and the United States.

STATUS OF PUBLICLY ANNOUNCED PRODUCTS AND SERVICES

Infinity has not yet commenced the manufacture, distribution and sale of its principal product. As of the date of this registration statement, Infinity has not received any orders for its principal product. Management believes that additional financing in the form of equity sales in a private or public offering or loans will be required in order to effectively enter the market. Infinity estimates that the following budget accurately depicts Infinity's capital requirements over the next 24 months:

        ITEM                                  YEAR 1               YEAR 2
        ----                                  ------               ------
        Salaries                             $200,000            $300,000

        Rent                                   24,000              24,000

        Telephone                              12,000              15,000

        Office                                  6,000               8,000

        Inventory and Brochures               200,000             100,000

        Travel                                 33,000              45,000

        Miscellaneous                          10,000              15,000

        Legal and Accounting                   20,000              35,000
                                               ------              ------

           Total                             $505,000            $542,000
                                             ========            ========

COMPETITION

Infinity intends to compete in the novelty product and accessories markets, with a focus on the golf accessory market. In such a market Infinity will be competing against well-established entities which have significantly greater resources, distribution networks, technical, maintenance and support staffs, manufacturing capabilities, sales and service organizations, and wider recognition than Infinity.

It is anticipated that competition will intensify if manufacturers of golf accessories expand their product offerings to include products similar to the Towel Buddy or new competitors enter the market. There can be no assurance that Infinity will be able to compete successfully against current or future competitors, or that competitive pressures will not harm our business, operating results or financial condition.

Several companies currently dominate domestic sales in the product line Infinity operates in. If our product line obtains market acceptance, competition is expected to continue to increase. Our competitors may be able to negotiate alliances with strategic partners on more favorable terms than we are able to negotiate. Our competitors may also have well-established relationships with our potential customers. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and decrease or loss of the our market share, any of which could harm our business, operating results or financial condition. Competitors may also be able to develop products that are superior to ours that achieve greater customer acceptance or that have significantly improved functionality as compared to ours.

PRINCIPAL SUPPLIERS

Infinity requires additional capital before it can commence its manufacturing operations. Consequently, no principal suppliers for our product that have been identified at this time.

PATENTS, TRADEMARKS AND LICENSES

On February 5, 1998, Infinity signed an agreement with 465628 BC Ltd., a British Columbia corporation ("BC Limited"), to acquire various patents owned by BC Limited for the Towel Buddy. BC Limited's offices are located at 5687 Yew Street, Vancouver, British Columbia, Canada V6M 3Y2. BC Limited acquired the rights to the patents from Ron and Pamela Verge of Nova Scotia, Canada, pursuant to a contract dated June 1, 1997 for $29,999 Canadian. Mr. and Mrs. Verge were issued United States patent number 5,419,477 and Canadian patent number 2,108,046. Infinity agreed to acquire the patents in exchange for $50,000 and 500,000 shares of Infinity's common stock. In the event Infinity fails to make use of the patents they will revert to the ownership of BC Limited.

GOVERNMENTAL APPROVAL AND  EFFECT OF REGULATIONS

Infinity will not require governmental approval for its business operations. Consequently, existing or probable governmental regulations should have no impact on the business.

RESEARCH AND DEVELOPMENT

The Company's business is currently based upon the patents it has obtained and is not founded on research and development of its own products. Infinity plans to provide products developed by others and establish a distribution network for these products. Thus, Infinity does not engage in research and development per se.

COMPLIANCE WITH ENVIRONMENTAL LAWS

It is not anticipated that Infinity will develop any issues with compliance with environmental laws.

EMPLOYEES

The Company has no employees, other than its sole officer and director, Georgia Knight. Ms. Knight has signed a written employment agreement with Infinity for a term of one year commencing on October 1, 2000 for a salary of $8,400.00 per month. Management anticipates that when additional capital is raised Infinity will have approximately five employees in its principal offices. These employees would be as follows:

          TITLE                                  RESPONSIBILITIES
          -----                                  ----------------
      Operations                           Manager Overall operation
                                           of the Company's
                                           business, including
                                           sales, marketing, and
                                           manufacturing.

      Secretary                            Data entry, sales calls,
                                           order processing, and
                                           bookkeeping.

      Warehouse Manager                    Shipping and receiving.

      Sales                                Manager Supervise sales
                                           representatives, premium
                                           sales, golf tournaments.

      Sales Representative                 Product sales.


ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, LIQUIDITY AND CAPITAL RESOURCES, RECENT EVENTS.
Item 303 of Regulation S-B

Infinity's plan of operation for the next twelve months is to raise additional capital with which to establish business operations. As of the date of this registration statement, Infinity has not yet realized any revenue from its operations. We have experienced net comprehensive losses in each of our last three fiscal years of $35,269 in 1998, $16,817 in 1999 and $85,156 in 2000. We
anticipate incurring further losses during fiscal year 2001. Our recurring losses and difficulty in generating cash flow to sustain our operations and implement our business plan raises substantial doubt about our ability to remain in business. As a result, our independent certified public accountants have issued a going concern opinion.

We do not intend to conduct any product research and development during the next twelve months and we do not expect to purchase or sell any physical plant or significant equipment. We do not intend to hire additional employees unless we are successful at raising additional equity capital with which to fund our operations.

There can be no assurance as to when Infinity will commence generating substantial revenues, or that it will be profitable once substantial revenues are generated. Our prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever-changing industry. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that our efforts will result in successful product commercialization. There can be no assurance that Infinity will be able to achieve profitable operations.

Additional capital may be raised through additional public or private financing, as well as borrowings and other resources. We anticipate that Infinity will need to raise at least $500,000 in additional capital prior to the end of calendar 2001. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution to our stockholders. No assurance can be given, however, that we will have access to capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements to implement our business plan.

The inability to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial condition of Infinity. If adequate funds are not available, we may be required to curtail operations or to obtain funds through entering into arrangements with collaborative partners or others that may require Infinity to relinquish rights to certain of its patents that we would not otherwise relinquish.

ITEM 3

DESCRIPTION OF PROPERTY
Item 102 of Regulation S-B

Infinity's administrative office is located at 1550 Duchess Avenue, Suite 811, West Vancouver, British Columbia, V6Y 1P5, Canada. These offices are leased from Georgia Knight, Infinity's sole officer and director. Infinity pays Ms. Knight a monthly rent of $600 Canadian plus Canadian sales tax. We also pay Ms. Knight $400 per month for office supplies and clerical support. These payments to Ms. Knight are being accrued as payables in United States dollars until Infinity obtains additional funding. There is no other principal plant or property owned or leased by Infinity.

ITEM 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Item 403 of Regulation S-B

As of May 7, 2001, the Company had issued and outstanding 11,189,000 shares of common stock. The following table sets forth the name, address, amount and nature of beneficial ownership of each person who owns more than 5% of Infinity capital stock.

                      Name And Address Of                   Amount And Nature Of            Percent Of
Title Of Class        Beneficial Owner                      Beneficial Ownership            Class
--------------        ----------------                      --------------------            -----
Common                Aurora Marketing                        900,000 shares                  8.04%
                      21 East Drive, Garston, Watford,
                      Herts WD 2 6AH, England

Common                But Sup But International, Inc. P.O.    1,100,000 shares                9.83%
                      Box N-1MO, Nassau, Bahamas

Common                Cede & Co                               970,000 shares                  8.66%
                      Box #20
                      Bowling Green Station
                      New York, NY 10004

Common                Heath T. Ellingham                      800,000 shares                  7.14%
                      7919 Woodhurst Drive
                      Burnaby, BC V5A 4C5 Canada

Common                Paul D. Jenkins                         800,000 shares                  7.14%
                      9840 Seavale Road
                      Richmond, BC V7A 4B5 Canada

Common                Anthony Lee                             800,000 shares                  7.14%
                      #502-1215 Beach Avenue
                      Vancouver, BC V6E 1V5 Canada

Common                John Lee                                800,000 shares                  7.14%
                      5091 Blundel Road
                      Richmond, BC V7C 1H3 Canada

Common                Liberty Holdings                        900,000 shares                  8.04%
                      P.O. Box N-7521 Suite 61
                      Grosvenor Close, Shirley Street

Common                Richard Malinek                         600,000 shares                  5.36%
                      2595 E 43rd
                      Vancouver, BC V5R 5V7 Canada

Common                Measca                                  900,000 shares                  8.04%
                      P.O. Box N-1509
                      Golden Gates #1
                      Nassau, Bahamas

Common                Marc St. Cyr                            700,000 shares                  6.25%
                      3411 Wardmore Place
                      Richmond, V7C 1S6 Canada

Common                B.C. Limited                          1,000,000 shares                  8.93%
                      5687 View Street
                      Vancouver, B.C.
                      Canada VGM 342


The following table sets forth the security ownership of Infinity's officers and directors individually and as a group.

                      Name And Address Of                   Amount And Nature Of            Percent Of
Title Of Class        Beneficial Owner                      Beneficial Ownership            Class
--------------        ----------------                      --------------------            -----
Common                Georgia Knight                        Unexercised stock purchase      0.89%
                      1765 Duchess Ave., Suite M-2          warrant for 100,000 shares
                      West Vancouver, BC V7V 1P8 Canada
Common                Officers and directors as a group     Unexercised stock purchase      0.89%
                                                            warrant for 100,000 shares


ITEM 5

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Item 401 of Regulation S-B

Infinity's Board of Directors is responsible for the management of Infinity, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors. Infinity anticipates forming an audit committee during the current fiscal year.

EXECUTIVE OFFICERS AND DIRECTORS

The current executive officer and director of Infinity is Georgia Knight.

Ms. Knight, age 37, has seventeen years of experience in corporate management, project management, office administration, human resources and staff supervision, marketing, executive assistance and client service positions as well as comprehensive skills in overseeing project development and start up company management, administrative matters, corporate governance matters, corporate filings in both Canada and the United States, marketing corporate information and dissemination, and general accounting and bookkeeping.

Ms. Knight has worked for Infinity since August 2000 as its president, director and administrator. From 1998 to the present she has also worked for Primo Resources International Inc., an oil and gas resources mining company. From 1995 to 1998 she worked for Samoth Capital Corporation, a financial real estate lending and hotelier company as a marketing administrator. Between 1994 and 1997 she worked for GHK Consulting, Inc. as its president and director. Prior to that time she held various administrative positions.

No officer or director of Infinity currently, or during the last five years has:

(a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

(b) had any conviction in a criminal proceeding or is being subject to a pending criminal proceeding.

(c) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

(d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

The officers and directors of the Company will engage in other activities. The persons serving as officers and directors of the Company will have conflicts of interests in allocating time, services, and functions between the other business ventures in which those persons may be or become involved. The officers and directors of the Company, however, believe that the Company will have sufficient staff, consultants, employees, agents, contractors, and managers to adequately conduct the business of the Company.

ITEM 6
Item 402 of Regulation S-B

EXECUTIVE COMPENSATION

Executives of the Company are paid an annual salary and other compensation. The following table illustrates salary agreements with the Company's executives for the fiscal years indicated:

                                    Annual Compensation                        Long-term compensation
                                ------------------------------      -------------------------------------------------
Name and                                                            Awards
principal                                                           Restricted    Options/
position              Year      Salary       Bonus       Other      Stock         SARs             Payouts      Other
--------              ----      ------       -----       -----      -----         ----             -------      -----
Georgia Knight, CEO   2000      $ 25,000     None        None       None          100,000 shares     None        None

Georgia Knight, CEO   2001      $100,800     None        None       None          100,000  shares    None        None

The Company has not adopted any incentive compensation plans or arrangements or stock purchase, profit sharing or other similar plans of equity compensation as part of the executive compensation that is offered other than a stock purchase warrant for 100,000 shares of common issued to Ms. Knight. The purchase price of the stock under the warrant is $0.01 per share. The option is effective for approximately 24 months. No officer or director has been issued any other type of equity distribution. Similarly, no officer or director receives special compensation or payment from Infinity or any third party as a result of being affiliated with Infinity.

ITEM 7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Item 404 of Regulation S-B

There has been one transaction within the past two years to which Infinity is a party, in which a director or executive officer or security holder in excess of 5% of Infinity's capital stock, or family member of these persons, had a direct or indirect material interest. B. C. Limited, which owns 1,000,000 shares of common stock, has made loans to Infinity for business expenses on the form of short-term, noninterest bearing notes. The total amount owed to B. C. Limited is $33,566 as of December 31, 2000.

Infinity was organized by Keith Balderson. Mr. Balderson would be defined as a promoter of Infinity. Mr. Balderson was an officer and director of the company from its inception until August 2000. Mr. Balderson did not receive any direct compensation. However, Infinity did engage the services of Next Millennium Management Ltd., a British Columbia corporation ("Next Millennium"). Next Millennium is owned and controlled by Mr. Balderson. Next Millennium agreed to assist Infinity in coordinating its initial private offerings of securities, overseeing the acquisition of the patents for the Towel Buddy and negotiating agreements with manufacturers. Infinity terminated its association with Next Millennium after paying it compensation of $2,500. Mr. Balderson resigned from his position with Infinity in August of 2000. Infinity owes Mr. Balderson the sum of $4,488.

ITEM 8

DESCRIPTION OF SECURITIES
Item 202 of Regulation S-B

Infinity was organized on October 10, 1997 in the state of Nevada with the authority to issue 50,000,000 shares of common stock, $0.001 par value, and 1,000,000 shares of blank check preferred stock, $0.01 par value. On November 3, 2000 Infinity amended its articles of incorporation to authorize the issuance of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of blank check preferred stock, $0.001 par value. The amendment also included a 2 for 1 forward split of Infinity's outstanding common stock such that the 5,594,000 shares of common stock outstanding became 11, 189,000 shares of common stock outstanding.

Common Stock

Each holder of common stock is entitled to share pro-rata in such dividends or other distributions to shareholders as may be declared by the board of directors out of the funds legally available therefore and, in the event of liquidation, to share pro-rata in the distribution after payment in full of all creditors. The Infinity has never paid a dividend on its common stock and currently the company intends to retain all earnings for use in connection with its business. Accordingly, it is anticipated that dividends will not be paid to holders of common stock for at least the next five years. Further, borrowing arrangements, which the company may have with banks and financial institutions in the future, may limit or otherwise restrict the ability of the company to pay dividends to holders of its common stock or other classes of securities. All holders of common stock of the company have full voting rights and have the right to cast one vote for each share held of record on any matter coming before the shareholders for vote. With respect only to the election of directors, holders of common stock do not have the right to elect directors by cumulative voting.

Preferred Stock

The company is also authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share. Series of the preferred stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the board of directors pursuant to the authority given in the articles of incorporation.


                                     PART II

ITEM 1

MARKET PRICE AND DIVIDENDS ON COMMON EQUITY; OTHER MATTERS
Item 201 of Regulation S-B

There is no establish trading market for Infinity's securities. However, Infinity does have an application pending before the National Association of Securities Dealers (NASD) pursuant to Securities And Exchange Commission Rule 15c2-11 for quotation on the "pink sheets" under the symbol "IFNP.". Infinity does not know whether that application will be approved.

Infinity currently has 11,189,000 shares of common stock issued and outstanding. There is only one outstanding stock purchase warrant for 100,000 shares of common stock. Infinity has not agreed to register any of its outstanding common stock. However, all of Infinity's outstanding common stock has been held by the beneficial holders thereof for more than two years and as a result would not be restricted from trading under Rule 144, with the exception of common stock held by control persons. There is no common stock currently eligible for sale under Rule 144. Infinity has paid no dividends on its common stock for the past two fiscal years and does not expect to pay any dividends for at least the next five fiscal years. Infinity currently has a total of 45 common stock holders. No preferred stock has been issued by the company.

ITEM 2

LEGAL PROCEEDINGS
Item 103 of Regulation S-B

Infinity is not a party to any legal or governmental proceedings that management has been made aware of.

ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
Item 304 of Regulation S-B

As of September 28, 2000, Infinity has retained the following independent auditing firm to audit its financial statements:

         Siegel Smith & Garber, LLP
         400 S. Sierra Avenue
         Suite 100
         Solana Beach, CA 92075

No consultation was held with Siegel Smith & Garber LLP concerning the type of opinion to be rendered, or written or oral advice. At the time of the retention of this firm, there were no accounting disagreements between the previous auditors and Infinity. Management made the decision to retain a firm that is more familiar with its operations and Securities And Exchange Commission regulations. The previous independent accounting firm was Davidson & Company, Chartered Accountants, Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y1G6. This firm issued a previous audit opinion on March 26, 1999 as an unqualified going concern. This was primarily due to the company's development stage status. Siegel Smith & Garber LLP has also issued an audit opinion as an unqualified going concern as of the end of the Company's most recent fiscal year, December 31, 2000 in reliance upon the work of the previous auditors.

ITEM 4

RECENT SALES OF UNREGISTERED SECURITIES
Item 701 of Regulation S-B

The Company had a total of 11,189,000 issued and outstanding shares of common stock. On February 5, 1998 Infinity agreed to issue 500,000 shares of its common stock in as partial consideration in exchange for the rights to the patent for the Towel Buddy. These shares have now been issued.

Commencing on or about February 4, 1998 Infinity initiated a private offering of 5,000,000 shares of common stock at $0.0025 per share, pursuant to Rule 504 of Regulation D, promulgated under the Securities Act of 1933. The offering was made pursuant to the terms of a written private offering memorandum which described Infinity's business plan. We received gross proceeds of $12,500 from this private offering and issued 5,000,000 shares of common stock.

Commencing on or about April 30, 1998, we initiated a second private offering of 100,000 shares of common stock at $0.30 per share, pursuant to Rule 504 of Regulation D. Like the first offering, this offering was conducted pursuant to the terms of a written offering memorandum that fully described our business plan. We sold 94,500 shares and received gross proceeds of $28,350 from this private offering.

On November 3, 2000 Infinity amended its articles of incorporation to authorize the issuance of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of blank check preferred stock, $0.001 par value. The amendment also included a 2 for 1 forward split of Infinity's outstanding common stock such that the 5,594,000 shares of common stock outstanding became 11,189,000 shares of common stock outstanding.

ITEM 5

INDEMNIFICATION OF OFFICERS AND DIRECTORS
Item 702 of Regulation S-B

Under the terms our bylaws, we have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

                                    PART F/S

Report of Independent Certified Public Accountants..................... F-1
Balance Sheet as of December 31, 1999 and 2000......................... F-2
Statements of Operations and Comprehensive Income...................... F-3
Statement of Shareholders' Equity (Deficit)............................ F-4
Statements of Cash Flows............................................... F-5
Notes to Financial Statements.......................................... F-6
Balance Sheets as of March 31, 2001.....................................F-13
Statements of Operations as of March 31, 2001...........................F-14
Statements of Cash Flows as of March 31, 2001...........................F-15
Notes to Financial Statements...........................................F-16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Shareholders and Sole Director and Officer of Infinity Products, Inc.

We have audited the accompanying balance sheet of Infinity Products, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations and comprehensive income, shareholders' equity (deficit), and cash flow for the year then ended and the period from inception (October 10, 1997) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the Company's financial position for the two years ending December 31, 1999 and 1998, and the related results of their operations, shareholders' equity, and cash flows for each of the two years in the periods ended December 31, 1999 and 1998 and the period from inception (October 10, 1997) through December 31, 1999. Other auditors, whose report has been furnished to us, audited the financial statements of Infinity Products, Inc. and our opinion, insofar as it relates to the amounts and disclosures included for these periods, is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements present fairly, in all material respects, the financial position of Infinity Products, Inc. as of December 31, 2000, and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, and from inception (October 10, 1997) through December 31, 2000, in conformity with generally accepted accounting principles in the United States.

Other auditors previously audited and reported on the balance sheet of Infinity Products, Inc. as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the each of the two years in the period ended December 31, 1999 and 1998 and the period from inception (October 10, 1997) through December 31, 1999. In addition, the independent auditors' report as of December 31, 1999 and 1998, audited by other auditors included an explanatory paragraph that described substantial doubt of the Company's ability to continue as a going concern due to its dependency to receive continued financial support, either through operations or additional financing.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's recurring losses, its difficulties in generating sufficient cash flow to meet its obligations and implement its business plan, and its shareholders capital deficiency raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               SIEGEL, SMITH & GARBER, LLP


Solana Beach, California
March 1, 2001

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                                  BALANCE SHEET
                        AS OF DECEMBER 31, 1999 AND 2000

in U.S. dollars

                                                                               1999                     2000
                                                                               ----                     ----
                                     ASSETS
CURRENT ASSETS:
   Cash                                                                     $      107                $      778
                                                                            ----------                ----------
      Total current assets                                                         107                       778
   Patents, net of accumulated amortization                                     51,250                    21,250
                                                                            ----------                ----------
                                                                            $   51,357                $   22,028
                                                                            ==========                ==========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                                                          $   13,563                $    9,620
  Accrued liabilities                                                            5,422                     8,976
  Due to related parties                                                         4,055                    35,760
  Due to officer                                                                 4,488                    29,000
                                                                            ----------                ----------
      Total current liabilities                                                 27,528                    83,356

COMMITMENTS AND CONTINGENCIES                                                   41,602                    41,602
                                                                            ----------                ----------
      TOTAL LIABILITIES                                                         69,130                   124,958

SHAREHOLDERS' EQUITY (DEFICIT):
  2000: Preferred stock, $0.01 par value, 10,000,000 shares
    authorized, no shares issued and outstanding                                     -                         -
  1999: Preferred stock, $0.01 par value, 1,000,000 shares
    authorized, no shares issued and outstanding
  2000: Common stock, $0.0005 par value, 100,000,000 shares
    authorized, 11,189,000 shares issued and outstanding                         5,595                     5,595
  1999: Common stock, $0.001 par value, 50,000,000 shares
    authorized 5,595,000 shares issued and outstanding
  Additional paid in capital                                                    31,254                    31,254
  Deficit accumulated during the development stage                             (53,548)                 (138,415)
  Cumulative foreign currency translation adjustments                           (1,074)                   (1,364)
                                                                            ----------                ----------
      TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                     (17,773)                 (102,930)
                                                                            ----------                ----------
                                                                            $   51,357                $   22,028
                                                                            ==========                ==========

   The accompanying notes are an integral part of these financial statements

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                  STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

in U.S. dollars, except share data

                                                                                         Cumulative
                                                     Year Ended December 31,            from Inception
                                          ----------------------------------------   (October 10, 1997) to
                                              1998           1999            2000     December 31, 2000
                                          -----------    -----------     ------------     ----------
 REVENUE                                $          -     $         -    $           -    $         -
 GENERAL AND ADMINISTRATIVE
    EXPENSES:                                      -               -           30,000         30,000
 Amortization Salaries                         1,452               -           25,406         26,858
 Accounting fees                               5,964           6,925           12,772         25,661
 Legal fees                                    3,071           2,998           12,638         18,707
 Rent                                          3,482               -            1,800          5,282
 Other                                        21,300           6,894            2,250         31,907
                                          -----------    -----------     ------------     ----------
 TOTAL EXPENSES                               35,269          16,817           84,866        138,415
                                          -----------    -----------     ------------     ----------
 NET LOSS                                 $  (35,269)    $   (16,817)     $   (84,866)     $(138,415)
                                          ===========    ===========     ============     ==========

LOSS PER COMMON SHARE:
   BASIC                                  $   (0.004)    $    (0.002)     $    (0.008)

   DILUTED                                $   (0.004)    $    (0.002)     $    (0.008)

WEIGHTED AVERAGE SHARES
   OUTSTANDING:
   BASIC                                   9,261,166      11,189,000       11,189,000

   DILUTED                                 9,261,166      11,189,000       11,289,000

OTHER COMPREHENSIVE LOSS
Foreign currency translation
  adjustments                                      -          (1,074)            (290)        (1,364)
                                          -----------    -----------     ------------     ----------
COMPREHENSIVE LOSS                        $   (35,269)   $   (17,891)    $    (85,156)    $ (139,779)
                                          ===========    ===========     ============     ==========

   The accompanying notes are an integral part of these financial statements

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

in U.S. dollars, except per share data

                                                                                                       DEFICIT
                                                COMMON STOCK                            FOREIGN      ACCUMULATED
                                      -------------------------------    ADDITIONAL     CURRENCY      DURING THE        TOTAL
                                        NUMBER      AMOUNT                 PAID IN    TRANSLATION    DEVELOPMENT     SHAREHOLDERS'
                                      OF SHARES    PER SHARE    TOTAL      CAPITAL     ADJUSTMENT       STAGE      EQUITY (DEFICIT)
                                      -------------------------------      -------    -----------    ---------     ----------------
Inception, October 10, 1997                   -     $    -     $    -     $     -       $     -      $       -        $        -

Net loss, December 31, 1997                   -          -                      -             -         (1,463)           (1,463)
                                     ----------     ------     ------    --------       -------      ---------         ---------
BALANCE, DECEMBER 31, 1997                    -          -          -           -             -         (1,463)           (1,463)

Common shares issued for patents        500,000      0.001        500         750             -              -             1,250

Common shares issued for cash         4,400,000      0.001      4,400       3,118             -              -             7,518

Common shares issued for                600,000      0.001        600         900             -              -             1,500

Common shares issued for cash            94,500      0.001         95      26,486             -              -            26,581

Net loss, December 31, 1998                   -          -          -          -                       (36,342)          (36,342)
                                     ----------     ------     ------    --------       -------      ---------         ---------
BALANCE, DECEMBER 31, 1998            5,594,500      0.001      5,595      31,254             -        (37,805)             (956)

Net loss, December 31, 1999                   -          -          -          -              -        (15,743)          (15,743)

Other comprehensive loss                                                                 (1,074)             -            (1,074)
                                     ----------     ------     ------    --------       -------      ---------         ---------
BALANCE, DECEMBER 31, 1999            5,594,500      0.001      5,595      31,254        (1,074)       (53,548)          (17,773)

Two-for-one stock split, Dec 28       5,594,500          -          -          -              -              -                 -

Net loss, December 31                         -          -          -          -              -        (84,867)          (84,867)

Other comprehensive loss                      0          -          -          -           (290)            -               (290)
                                     ----------     ------     ------    --------       -------      ---------         ---------
BALANCE, DECEMBER 31, 2000           11,189,000     $0.001     $5,595     $31,254       $(1,364)     $(138,415)        $(102,930)
                                     ==========     ======     ======    ========       =======      =========         =========


   The accompanying notes are an integral part of these financial statements

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

in U.S. dollars

                                                                                                                  Cumulative
                                                                                                               from inception
                                                                       Year Ended December 31,               (October 10, 1997)
                                                           --------------------------------------------            Through
                                                              1998            1999              2000          December 31, 2000
                                                           ----------      ----------        ----------       -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net comprehensive loss                                    (35,269)        (16,817)         $  (85,156)          $ (139,779)
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
  Amortization                                                    -               -              30,000               30,000
Changes in non-cash working capital:
  (Increase) decrease in other receivable                      (850)            850                   -                    -
  Purchase of patent                                        (51,250)              -                   -              (51,250)
  Increase (decrease) in accounts payable                         -               -              (3,943)               9,620
  Decrease (increase) in offering costs                           -               -                   -
  Increase in accruedliabilities                              8,787          11,506               3,553                8,975
  Increase in related party payable                             210               -              27,216               35,760
  Increase in due to officer                                                  4,488              29,000               29,000
                                                            -------         -------          ----------           ----------
    NET CASH PROVIDED BY OPERATING ACTIVITIES               (78,372)             27                 670              (77,674)
                                                            -------         -------          ----------           ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Increase in commitments                                    41,602               -                   -               41,602
                                                            -------         -------          ----------           ----------
     NET CASH PROVIDED BY INVESTING ACTIVITIES               41,602               -                   -               41,602
                                                            -------         -------          ----------           ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock issued for cash                                5,595                                   -                5,595
  Additional paid in capital                                 31,255               -                   -               31,255
                                                            -------         -------          ----------           ----------
     NET CASH PROVIDED BY FINANCING ACTIVITIES               36,850               -                   -               36,850
                                                            -------         -------          ----------           ----------
   Net increase in cash                                          80              27                 670                  778
CASH, BEGINNING OF THE PERIOD                                     -              80                 107                    -
                                                            -------         -------          ----------           ----------
CASH, END OF THE PERIOD                                     $    80         $   107          $      777           $      778
                                                            =======         =======          ==========           ==========
NON-CASH INVESTING AND FINANCING ACTIVITIES:                $     -         $     -          $        -           $        -
                                                            =======         =======          ==========           ==========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Interest paid                                             $     -         $     -          $        -           $        -
                                                            =======         =======          ==========           ==========
  Taxes paid                                                $     -         $     -          $        -           $        -
                                                            =======         =======          ==========           ==========


   The accompanying notes are an integral part of these financial statements

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ORGANIZATION
         Infinity Products, Inc. (the "Company") was formed on October 10, 1997 as a Nevada corporation, to acquire, develop and market novelty items. The Company has not commenced its principal operations and, therefore, is considered to be in the development stage.

         ACCOUNTING METHOD
         The Company records income and expenses on the accrual method.

         FISCAL YEAR END
         The Company's fiscal year end is December 31.

         ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

         RECLASSIFICATIONS
         Certain classifications have been made to the year end 1999 and 1998 financial statements to conform to the December 31, 2000 presentation.

         FOREIGN EXCHANGE TRANSACTION AND TRANSLATION
         The assets and liabilities maintained in other than U.S. dollars are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of shareholders' equity (deficit).

         Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

         INCOME TAXES
         The Company reports certain expenses differently for financial and tax reporting purposes and, accordingly, provides for the related deferred taxes. Income taxes are accounted for under the liability method in accordance with SFAS 109, ACCOUNTING FOR INCOME TAXES.

         CASH AND CASH EQUIVALENTS
         The Company considers all liquid investments with the maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


         RESEARCH AND DEVELOPMENT COSTS
         Costs and expenses that can be clearly identified as research and development are charged to expense as incurred in accordance with SFAS 2, ACCOUNTING FOR RESEARCH AND DEVELOPMENT COSTS. The Company has no research and development costs for the period reported.

         INTANGIBLES AND LONG-LIVED ASSETS
         The Company records potential impairments to its long-lived assets when there is evidence that either events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss is recognized in operating results, when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset.

         The Company has identified impairment losses due to a change of events that may diminish the recovery of the Company's only intangible asset: patents. All of the Company's long-lived assets reside in the United States.

         ADVERTISING COSTS
         Advertising costs are expensed as incurred and include the purchase of product samples. Advertising expense incurred for the period from inception through December 31, 2000 is $2,044.

         BASIC AND DILUTED NET LOSS PER SHARE
         Net loss per share is calculated in accordance with SFAS 128, EARNINGS PER SHARE for the period presented. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

         The Company has potentially dilutive securities, in the form of outstanding stock warrants issued to the Company's sole director and officer. There are no other potentially dilutive securities.

         REPORTABLE OPERATING SEGMENTS
         SFAS 131, SEGMENT INFORMATION, amends the requirements for companies to report financial and descriptive information about their reportable operating segments. Operating segments, as defined in SFAS 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by a company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance. The Company intends to operate one business and operating segment.

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


         COMPREHENSIVE INCOME
         SFAS 130, REPORTING COMPREHENSIVE INCOME, requires the Company to report and display certain information related to comprehensive income. Comprehensive income includes net income and other comprehensive income. Other comprehensive income is classified separately into foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. The adoption of SFAS 130 requires Infinity Products, Inc. to separately classify foreign currency items. There is no impact on the Company's financial position, results of operations or cash flows.

         NEW ACCOUNTING PRONOUNCEMENTS
         In December 1999, the Staff of the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION, to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. Upon commencement of operations, the Company intends to adopt the revenue recognition practices to conform to SAB No. 101. Furthermore, the Company does not expect the adoption of SAB101 to have a material effect on its financial position or results of operation.

         In June 1998, the Financial Accounting Standards Board issued SFAS 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for the Company's year ending December 31, 2001. The Company does not expect any impact from the adoption of this statement on the Company's financial position, results of operations or cash flows.

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), REPORTING ON THE COSTS OF START-UP ACTIVITIES. SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. All costs associated with start-up activities have been, and will continue to be expensed as incurred.

         In February 1998, the Financial Accounting Standards Board issued SFAS 132, EMPLOYERS DISCLOSURES ABOUT PENSION AND OTHER POST RETIREMENT BENEFITS. This pronouncement revised and standardized, as much as possible, the disclosure requirements of SFAS 87, EMPLOYERS ACCOUNTING FOR PENSIONS, SFAS 88, EMPLOYERS ACCOUNTING FOR SETTLEMENTS AND CURTAILMENTS OF DEFINED BENEFIT PLANS AND FOR TERMINATION BENEFITS and SFAS 106, EMPLOYERS ACCOUNTING FOR POST RETIREMENT BENEFITS OTHER THAN PENSIONS. Because the Company has not commenced operations, adoption of SFAS 132 will have no effect on the calculation of pension expense, the results of operations or financial position of the Company. The Company has no post-retirement benefit plans and, therefore, is not subject to the provisions of SFAS 132.

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


2.       SHAREHOLDERS' EQUITY
         PREFERRED STOCK
         At inception, the Company has authorized 1,000,000 shares of $0.01 par value preferred stock, of which there has been none issued. In November 2000, the Company authorized an increase in the number of authorized preferred stock to 10,000,000 shares. No shares have been issued.

         COMMON STOCK
         At inception, the Company authorized 50,000,000 shares of $0.001 par value common stock. In February 1998, the Company issued 500,000 shares of common stock to a single shareholder to acquire patent rights in a waterproof retractable towel bag called "Towel Buddy". In two separate additional transactions during February 1998, the Company issued 4,400,000 shares of common stock to various investors for cash of $11,000, less issuance costs of $3,482 and 600,000 shares of common stock to two shareholders who advanced $1,500 to the Company for payment of certain expenses. There were no share issuance costs related to this transaction.

         In June 1998, the Company issued 94,500 shares of common stock to various investors for cash of $28,350, less issuance costs of $1,769.

         In November 2000, the Company authorized an increase in the number of authorized common stock to 100,000,000 shares.

         COMMON STOCK SPLIT
         In December 2000, the Company announced a two-for-one stock split to all shareholders of record on December 23, 2000. The par value of common stock was reduced by half to reflect the stock split.

         The effect of the stock split has been recognized retroactively in the shareholder's equity accounts on the balance sheets as of December 31, 2000, and in all share and per share data in the accompanying financial statements and Notes to the Financial Statements. Shareholders' equity accounts have been restated to reflect the division of par value to $0.005.

3.       COMMITMENTS
         In February 1998, the Company made a material commitment in the form of an agreement to pay $50,000 as partial consideration related to the acquisition of patent rights. The terms of the agreement require the Company to pay the former patent owner (a current shareholder) $5,000 per month beginning 30 days after the Company's stock is quoted in the "Pink Sheets" published by the National Quotation Bureau.

         Due to changes in listing requirements, the Company has experienced delays in obtaining a listing for their securities. The former patent owner has agreed to postpone the initial payment, without penalty, until after the stock is quoted.

         Through December 31, 2000, the Company has made two payments totaling $8,398, with a remaining balance of $41,602.

         The Company has made no other material commitments.

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


4.       RELATED PARTY TRANSACTIONS
         DUE TO SHAREHOLDERS
         The Company has received cash from a single shareholder in the form of a short-term, non-interest bearing note. The amounts borrowed were used to cover expenses. The amount due to this shareholder for the years ending December 31, 2000 and 1999 is $30,256 and $3,310, respectively.

         Additionally, the Company owes its former sole director and officer amounts related to expenses paid by him on behalf of the Company.

         The Company anticipates full payment of these amounts before June 2001.

         DUE TO OFFICER
         From time to time, the sole director and officer has paid expenses on behalf of the Company. In addition, she has contributed her services, office space and administrative support without charge to the Company. The estimated fair market value of these contributions has been recorded. The Company anticipates the entire balance to be paid in full before June 2001.

5.       PATENTS
         In February 1998, the Company acquired the U.S. and Canadian patents for a waterproof, retractable towel bag novelty product, marketed under the name "Towel Buddy". The Company agreed to acquire these patents in exchange for $50,000 and 500,000 shares of the Company's common stock. The terms of the repayment requires the Company to make monthly payments of $5,000 commencing one month after the Company's stock is quoted in the "Pink Sheets" published by the National Quotation Bureau.

6.       OTHER COMPREHENSIVE LOSS
         The single component of other comprehensive loss is foreign exchange translation losses. Due to the availability of net operating losses, there is no tax effect associated with any component of other comprehensive loss.

7.       BASIC AND DILUTED LOSS PER SHARE
         As discussed in Note 1, historical net loss per share is calculated in accordance with SFAS No. 128. The following table reconciles the numerator and denominator for the calculation:

                                                                                               INCEPTION
                                                                   YEAR ENDED               (OCTOBER 10, 1997)
                                                                DECEMBER 31, 2000          TO DECEMBER 31, 2000
                                                                -----------------          --------------------
        BASIC AND DILUTED NET LOSS PER SHARE:

        Numerator:

        Net loss                                                        ($84,866)                 ($138,415)

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


        Denominator:

        Basic weighted average number of common shares
        outstanding during the period
                                                                      11,189,000

        Diluted weighted average number of common shares
        outstanding during the period
                                                                      11,289,000

        Basic net loss per share                                         ($0.008)

        Diluted net loss per share                                       ($0.008)

8.       PROVISION FOR INCOME TAXES
         As of December 31, 2000, Infinity Products, Inc. has a federal net operating loss carryforwards of $20,850 that can be utilized to reduce future taxable income. The net operating loss carryforward will expire at various dates beginning 2013 through 2015 if not utilized. Utilization of the net operating loss and tax credit carryforward may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization. The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding realizability.

        Total deferred tax assets                                 $20,850

        Valuation allowance                                       $20,850

        Net deferred tax assets                                       -0-

9.       GOING CONCERN
         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has not begun operations. Through December 31, 2000, the Company has incurred losses of $138,415 and comprehensive losses of $139,779. Successful completion of the Company's business plan is dependent upon obtaining financing in order to have the necessary resources to develop and implement the "Towel Buddy" marketing program. The Company's management believes that if additional financing is not obtained, the business plan will be seriously inhibited.

                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has not begun operations. Through December 31, 2000, the Company has incurred losses of $138,415 and comprehensive losses of $139,779. Successful completion of the Company's business plan is dependent upon obtaining financing in order to have the necessary resources to develop and implement the "Towel Buddy" marketing program. The Company's management believes that if additional financing is not obtained, the business plan will be seriously inhibited.

         The Company intends on raising additional capital to existing and other shareholders once it begins trading on the Pink Sheets. Proceeds from the sale of additional securities is expected to provide enough to initiate the marketing plan, purchase additional sample products, hire personnel to implement the business plan for a period of one year.

10.      SIGNIFICANT EVENTS
         PATENT
         Due to an administrative oversight, the waterproof retractable towel bag patent expired. On May 31, 2000, the Company filed a "Petition to Accept Unintentionally Delayed Payment of Maintenance Fee in An Expired Patent". On July 19, 2000, the United States Patent and Trademark Office granted the Company's petition.

         SOLE DIRECTOR AND OFFICER
         On August 30, 2000, the Company appointed another director and officer. On August 31, 2000, the Company's original director and officer resigned and the newly appointed director and officer became the sole director and officer effective the same day.

11.      SUBSEQUENT EVENTS
         SECURITIES LISTING
         In January 2001, the Company filed an updated Form 211 with the National Association of Security Dealers ("NASD") that included notification of the Company's two-for-one stock split and to correct several administrative errors.

                            INFINITY PRODUCTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS


                                     ASSETS
                                                                                   Unaudited
                                                                                 March 31, 2001    December 31, 2000
                                                                                ----------------   -----------------
CURRENT ASSETS:
  Cash                                                                          $         15,393   $             778
                                                                                ----------------   -----------------

     Total current assets                                                                 15,393                 778
                                                                                ----------------   -----------------

Patents, net of $32,500 (March 31, 2001) and $30,000
    (December 31, 2000) accumulated amortization                                          18,750              21,250
                                                                                ----------------   -----------------

                                                                                $         34,143   $          22,028
                                                                                ================   =================

                    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                                                              $          2,726  $            9,620
  Accrued liabilities                                                                     10,074               8,976
  Due to related parties                                                                  58,961              35,760
  Due to officer                                                                          57,000              29,000
                                                                                ----------------   -----------------

     TOTAL CURRENT LIABILITIES                                                           128,761              83,356

COMMITMENTS AND CONTINGENCIES                                                             41,602              41,602

SHAREHOLDERS' EQUITY (DEFICIT):
  Common Stock, $0.005 par value, 100,000,000 shares authorized,
     11,189,000 shares issued and outstanding                                              5,595               5,595
  Additional paid in capital, net of share issue costs of $5,251                          31,254              31,254
  Deficit accumulated during the development stage                                      (172,628)           (138,415)
  Cumulative foreign currency translation adjustments                                       (441)             (1,364)
                                                                                ----------------   -----------------

     TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                               (136,220)           (102,930)
                                                                                ----------------   -----------------

                                                                                $         34,143   $          22,028
                                                                                ================   =================


                                 See Footnotes

                            INFINITY PRODUCTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS


                                                                                                            Cumulative
                                                             (Unaudited)             (Unaudited)          from Inception
                                                          Three months ending     Three months ending    (October 10, 1997)
                                                            March 31, 2001          March 31, 2000       to March 31, 2001
                                                          -----------------------------------------------------------------
REVENUE                                                   $              -       $             -          $           -

GENERAL & ADMINISTRATIVE EXPENSES
  Amortization                                                       2,500                     -                 32,500
  Administrative and other                                           1,655                   256                 33,562
  Professional fees                                                  3,258                 3,466                 47,626
  Rent                                                               1,800                     -                  7,082
  Salaries                                                          25,000                     -                 51,858
                                                          ----------------       ---------------          -------------

    TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                       34,213                 3,722                172,628
                                                          ----------------       ---------------          -------------

NET LOSS                                                  $        (34,213)               (3,722)         $    (172,628)
                                                          ================       ===============          =============

NET LOSS PER COMMON SHARE:
  BASIC                                                   $        (0.0031)      $       (0.0003)
  DILUTED                                                 $        (0.0030)      $       (0.0003)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  BASIC                                                         11,189,000            11,189,000
  DILUTED                                                       11,289,000            11,189,000


                                 See Footnotes

                            INFINITY PRODUCTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                                                            Cumulative
                                                             (Unaudited)             (Unaudited)          from Inception
                                                          Three months ending     Three months ending    (October 10, 1997)
                                                            March 31, 2001          March 31, 2000       to March 31, 2001
                                                          -----------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $         (34,213)     $         (3,722)      $      (172,628)
  Adjustments to reconcile net income to net cash
       used by operating activities:
       Amortization                                                   2,500                     -                32,500
       Foreign currency                                                 922                                        (442)
  Changes in non-cash working capital:
       Purchase of patent                                                 -                                     (51,250)
       Increase (decrease) in accounts payable                       (6,894)                1,232                 2,726
       Increase (decrease) in accrued liabilities                     1,099                 2,463                10,074
       Increase in related party payable                             23,201                     -                58,961
       Increase in due to officer                                    28,000                     -                57,000
                                                          -----------------      ----------------       ---------------

     Net cash used by operating activities                           14,615                   (27)              (63,059)
                                                          -----------------      ----------------       ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase in commitments                                                -                     -                41,602
                                                          -----------------      ----------------       ---------------

     Net cash provided by investing activities                            -                     -                41,602
                                                          -----------------      ----------------       ---------------

CASH FLOWS FROM FINANCING ACTIVITES:
  Common stock issued for cash                                            -                     -                 5,595
  Additional paid in capital for cash                                     -                     -                31,255
                                                          -----------------      ----------------       ---------------

     Net cash provided by financing activities                            -                     -                36,850
                                                          -----------------      ----------------       ---------------

Net increase (decrease) in cash                                      14,615                   (27)               15,393

CASH, BEGINNING OF THE PERIOD                                           778                   107                     -
                                                          -----------------      ----------------       ---------------

CASH, END OF THE PERIOD                                   $          15,393      $             80       $        15,393
                                                          =================      ================       ===============

SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Interest paid                                           $               -      $              -       $             -
  Taxes paid                                              $               -      $              -       $             -


                             INFINITY PRODUCTS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                                    FOOTNOTES
                                 MARCH 31, 2001

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     Infinity Products, Inc., a Nevada corporation, was formed on October 10, 1997 to acquire and market novelty products. The Company has not commenced planned principal operations and, therefore, is considered to be in the development stage.

     INTERIM PERIODS
     The accompanying unaudited financial statements have been prepared in accordance with the instructions of Form 10-SBQ and do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all necessary adjustments (consisting of normal recurring adjustments) for a fair presentation have been included. Operating results for the three months ending March 31, 2001 are not necessarily indicative of results for any future period. These statements should be read in conjunction with the financial statements and notes thereto for the period beginning at inception (October 10, 1997) through December 31, 2000.

                                    PART III

ITEM 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

EXHIBIT 2.        ARTICLES OF INCORPORATION AND BYLAWS

EXHIBIT 6.        MATERIAL CONTRACTS

EXHIBIT 6.1       EMPLOYMENT AGREEMENT

EXHIBIT 6.2       STOCK PURCHASE WARRANT

EXHIBIT 6.3       ACQUISITION AGREEMENT

EXHIBIT 6.4       PATENTS

EXHIBIT 23.       CONSENT OF INDEPENDENT AUDITORS

COMPANY SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINITY PRODUCTS, INC.

By: Georgia Knight                             Date:  May 10, 2001


/s/ Georgia Knight
---------------------------
Georgia Knight
Chief Executive Officer